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                            October 7, 2021

       Andrew McBride
       Chief Financial Officer
       Gores Metropoulos II, Inc.
       6260 Lookout Road
       Boulder, CO 80301

                                                        Re: Gores Metropoulos
II, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed September 17,
2021
                                                            File No. 333-257726

       Dear Mr. McBride:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4 Filed September 17, 2021

       The Business Combination
       Certain Financial Projections Provided to Our Board
       Non-GAAP Measured Used in the Financial Projections, page 189

   1. We note your response to our prior comment 9 and the related changes to your disclosure.
                                                        Please expand your
discussion of Adjusted Gross Profit (Loss) and Adjusted Gross
                                                        Margin to state that
those measures exclude certain costs directly associated with the operations of Sonder's
buildings and the nature of those costs.
 Andrew McBride
FirstName  LastNameAndrew
Gores Metropoulos II, Inc. McBride
Comapany
October    NameGores Metropoulos II, Inc.
        7, 2021
October
Page 2 7, 2021 Page 2
FirstName LastName
Sonder Performance for 2021 As Compared to the Financial Projections, page 197

2. We note your response to our prior comment 11 and the related revisions to your disclosure. Please balance your disclosure by also providing a comparison of forecasted expenses to actual expenses as well as a comparison of forecasted results to annualized results for the six months ended June 30, 2021.
Sonder Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 331

3. We have considered your responses to our prior comments 13 and 14 and the related changes to your disclosure. Please explain to us how your current presentation complies with the disclosure requirements of Item 10(e) of Regulation S-K. Specifically, tell us how you have reconciled your measure of Property Level Profit (Loss) to the most directly comparable GAAP financial measure.
        You may contact William Demarest at (202) 551-3432 or Robert Telewicz at (202) 551-
3438 if you have questions regarding comments on the financial statements and related matters.
Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      James R. Griffin, Esq.